November 7, 2024
Mr. Raymond Be
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EA Series Trust (the “Trust”)
Post-Effective Amendment No. 364 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
Alpha Architect US Anti-Dividend ETF, Alpha Architect International Anti-Dividend ETF, Alpha Architect 1-3 Year Box ETF, Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF

Dear Mr. Be:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the correspondence filed on behalf of the Amendment relating to the Alpha Architect US Anti-Dividend ETF, Alpha Architect International Anti-Dividend ETF, Alpha Architect 1-3 Year Box ETF, Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF (the “Funds”), each a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. As it relates to comments that impact more than one Fund, the Registrant confirms that each Fund impacted by a comment will be updated as indicated by our responses included herein. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.    Comment: With respect to the original Comment 1, the Staff is reissuing the comment. The Staff believes given the obvious reference in the ticker to “BOX” even though the funds only use a box spread for cash management purposes and the similarity to BOXX, the Staff continues to be concerned that such ticker symbols will suggest a certain type of investment might create investor confusion.
Response: With respect to Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF, the Trust acknowledges that these Funds intend to use box spreads for cash management purposes but, because of each Fund’s use of options to obtain their desired asset class exposures (e.g., Inflation-Protected Treasury Bond Market) the Funds may have large cash balances that will need to be invested in order to maximize a Fund’s returns. The Sub-Advisers expect that box spreads will comprise a significant portion of a Fund’s assets and will help differentiate these Funds from other funds that track similar asset classes. The Sub-Advisers believe that the use of box spreads may provide greater returns on a Fund’s cash when compared to funds that invest in traditional instruments for cash management purposes. Therefore, the Trust does not believe the ticker symbols are likely to create investor confusion.
2.    Comment: With respect to the original Comment 2, the Staff continues to believe the term “anti-dividend” is confusing to investors based on the Anti-Dividend Funds’ investment strategy. Supplementally explain why the Trust believes the term “anti-dividend” is not misleading to investors.
Response: The Trust notes that the Funds’ names will change to Alpha Architect US Equity ETF and Alpha Architect International Equity ETF in the next post-effective amendment prior to the effectiveness of the Amendment.
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3.    Comment: This comment is related to original comment 8. To the extent transacting in-kind is a key aspect of the Anti-Dividend Funds’ strategies, supplementally provide the Staff with your analysis of any tax implications the in-kind transaction process has on the strategy. To the extent the tax considerations are unclear, address the specific tax risks in the risk disclosure.
Response: The Trust continues to believe that the Anti-Dividend Funds are being managed like other ETFs that expect to transact (i.e., creations and redemptions) predominantly in-kind with their authorized participants in order to maximize tax efficiency. However, the Trust has revised each Fund’s principal investment strategies section as follows:
“This process seeks to outperform the broad U.S. [or international] market, while having a secondary effect of potentially reducing year-end distributions. To help reduce, or possibly eliminate, the Fund’s year-end distributions, the Fund intends to conduct most of its redemptions through in-kind transactions of securities with unrealized gains. If the Fund is unable to conduct its redemptions in-kind, the Fund may distribute net investment income and/or capital gains to shareholders.”
The Trust believes that the risks are adequately disclosed in the “High Portfolio Turnover Risk,” which states, in part: “In the event the Sub-Adviser is unable to do so [conduct in-kind redemptions of the Fund’s portfolio holdings], the ability of the Sub-Adviser to minimize the taxable income generated by an investment in Fund Shares will be impaired.” In addition, the “Investment Strategy Risk” disclosure warns investors that there is no guarantee the Fund will be able to successfully minimize taxable income.
4.    Comment: This comment relates to original comment 13. Explain why the 1-3 Year Box ETF invests in the 1-3 Month Box ETF.
Response: To address this comment, the Trust has made the following update to the 1-3 Year Box ETF’s principal investment strategies section:
The Fund may, at times, purchase the Alpha Architect 1-3 Month Box ETF (the “1-3 Month Box ETF”) for cash management purposes. ~~to obtain this exposure when~~ The Sub-Advisers believe the 1-3 Month Box ETF may offer the Fund a better return than cash and cash equivalent type investments. ~~The Fund’s Sub-Advisers have determined that doing so would be in the best interests of the shareholders.~~
5.    Comment: This comment relates to original comment 17. Please clarify whether a tax opinion was sought from legal tax counsel or an accounting firm. Also, please provide more analysis on how the Trust arrived at its view regarding the tax characterization of distributions, including what IRS guidance or regulations the fund or adviser examined.
Response: The Trust has engaged and continues to engage with tax counsel and the Funds’ independent registered public accounting firm on tax matters related to the Funds. The Trust notes that all tax-related disclosures in the Amendment have been drafted based on advice from tax counsel and the independent registered public accounting firm. The Trust respectfully declines to comment on the content and nature of the advice received other than reiterating the disclosure represents what is believed to be a fair and accurate description of the respective Funds’ tax risks.
In determining the tax treatment of the Funds’ distributions, the Trust looks to the source of the income or capital gain being distributed. As disclosed in the Amendment, pursuant to section 1256 of the Code, profit and loss on transactions in non-equity options (e.g., options on the S&P 500 Index), are subject to taxation at a rate equal to 60% long-term and 40% short-term capital gain or loss. Based on the advice of its accountants, the Fund expects that distributions related to such positions, if any, will be characterized by the Fund as capital gains with these preferential terms.

6.    Comment: This comment applies to original comment 18. In response to comment 18, you indicate that box spreads are exposed to interest rate and liquidity risk. Explain what scenario an interest rate increase would generate a loss for a box spread. Also, we note that the diagram of a box spread in the prospectus indicates no interest rate risk – please reconcile the presence of interest rate risk with the diagram indicating no interest rate risk.
Response: The Trust has revised the disclosure as follows:
The Fund anticipates buying, holding, and/or selling multiple Box Spreads, and consequently, the Fund’s anticipated return from Box Spreads will reflect all of its investment activity, as well as changes in market prices and expected interest rates, among other factors, and will vary over time. A box spread has a fixed payoff at expiration (similar to the par value of a bond), which is equal to the difference between the strike prices of the options involved. The present value of this payoff depends on the prevailing interest rates in the same way that interest rates affect the present value of a bond’s par value. The following diagram depicts the value of the box spread’s payoff at expiration based on no changes in the value of the reference asset. It does not depict the value of the box spread at points in time prior to the expiration of the options.
7.    Comment: This comment relates to original comment 28. Supplementally provide the Staff with analysis why the tax risks of a particular strategy being deployed are not principal risks of the respective Fund.
Response: The Trust notes that “Tax Risk” is disclosed as a principal investment risk in each Fund’s summary section (excluding the Anti-Dividend Funds). As noted in previous correspondence to the Staff, the Trust has moved “Tax Risk” to be higher in the list of principal investment risks.
8.     Comment: The Staff notes the addition of In-Kind Contribution Risk to the principal risks section for the Anti-Dividend Funds. Explain in more detail how these contributions will work. Who are the parties to these contributions? How were the parties discovered or approached? What agreements have been or will be made among the parties? What are the material terms of these agreements? To the extent these contributions involve affiliates, please explain how these transactions are permissible under Section 17 of the 1940 Act.
Response: Consistent with policies and procedures adopted by the Trust, the Anti-Dividend Funds anticipate receiving at inception an in-kind contribution of securities from one or more unaffiliated transferors in exchange for shares of the applicable fund. The transferors are expected to enter into an agreement with the Trust, on behalf of the respective fund, which sets forth the responsibilities of the parties and the process that must be followed in order for the transaction to qualify as a tax-free contribution pursuant to Section 351 of the Internal Revenue Code. The transferors are expected to be clients of the Sub-Advisers or of other financial advisors. The contributions of securities pursuant to Section 351 are generally not subject to the recognition of gain or loss by the transferor, the Fund will take a carryover tax basis and holding period in the securities transferred, and each transferor will have a carryover tax basis and holding period in the shares of the ETF received in the transfer corresponding to the tax basis and holding period of the securities transferred.
9.    Comment: As it relates to the tax risk disclosure for the 1-3 Year Box ETF, prominently highlight the tax risks associated with the Fund’s box spread strategy. Clarify what steps have been taken to determine the level of such risks, including whether the fund has sought and/or obtained any form of opinion from the IRS, tax counsel or accountants. Consider whether similar disclosures are necessary as it relates to the funds that use Combos.
Response: See our responses to Comments 5 and 7. By moving “Tax Risk” to be higher in the list of principal investment risks, the Trust believes it has prominently highlighted the tax risks associated with the Fund’s box spread strategy. The Trust does not believe there are additional tax-related risks applicable to the use of Combos beyond those already disclosed.

10.    Comment: As it relates to the Intermediate Term Bond ETF and the Real Estate ETF, please revise their strategy discussion to ensure it is consistent with each fund’s investment objective. Consider revising the use of certain defined terms.
Response: The Trust has revised each Fund’s investment objective and principal investment strategies section as follows:
Alpha Architect Intermediate-Term Treasury Bond ETF
INVESTMENT OBJECTIVE The Alpha Architect Intermediate-Term Treasury Bond ETF (the “Fund”) seeks to provide investment results that, before fees and expenses, exceed the total return performance of an investment that tracks U.S. 7-10 Year Treasury Bonds ~~Market~~.
PRINCIPAL INVESTMENT STRATEGIES
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to generate a total return in excess of the Solactive US 7-10 Year Treasury Bond Index (the “Benchmark”), which is an index designed to track the performance of U.S. 7-10 Year Treasury Bonds.
As part of this strategy, Arin Risk Advisors, LLC (“Arin”) and Alpha Architect, LLC (“Alpha Architect” and collectively with Arin, the “Sub-Advisers”), will identify any ETFs or indexes that they believe provide exposure to U.S. 7-10 Year Treasury Bonds (“Representative Investments”).
Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in instruments with direct or indirect exposure to U.S. 7-10 Year Treasury Bonds. For purposes of determining compliance with the Fund’s 80% investment policy, derivatives generally will be valued based on their notional value. The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended.
Alpha Architect Real Estate ETF
INVESTMENT OBJECTIVE The Alpha Architect Real Estate ETF (the “Fund”) seeks to provide investment results that, before fees and expenses, exceed the total return performance of an investment that tracks the U.S. Equity Real Estate Investment Trust (REIT) Market~~, excluding timber and mortgage REITs~~.
PRINCIPAL INVESTMENT STRATEGIES The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to generate a total return in excess of the Solactive GPR United States REIT ex timber and mortgage Index (the “Benchmark”), which is an index designed to track the performance of U.S REIT market, excluding timber and mortgage REITs.
As part of this strategy, Arin Risk Advisors, LLC (“Arin”) and Alpha Architect, LLC (“Alpha Architect,” collectively with Arin, the “Sub-Advisers”), will identify any ETFs or indexes that they believe provide exposure to the U.S. Equity Real Estate Investment Trust (REIT) Market (“Representative Investments”). The Representative Investments may provide the Fund with exposure to timber and/or mortgage REITs. The Sub-Advisers will vary the Fund’s targeted notional exposure (i.e., 80% to 120%) to these Representative Investments through options and Combos on these Representative Investments (exclusive of Box Spreads (defined below)).
Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in instruments with direct or indirect exposure to the U.S. Equity Real Estate Investment Trust (REIT) Market. For purposes of determining compliance with the Fund’s 80% investment policy, derivatives generally will be valued based on their notional value. The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended.
If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel
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